
354
StarTek
INC

Breaking Away
2003



Our revenues have grown from $141.0

Breaking Away

2003 Annual Report


million in 1998 to $231.2 million in 2003

contents

mission

StarTek's mission is to challenge existing business processes and develop value-added services that drive client profitability and customer loyalty and create a profitable and growing business for our stockholders and an environment for our employees which offers career growth and a family-friendly culture.

To Our Stockholders:

2003 was a breakthrough year for StarTek. We achieved record revenues of $231.2 million, an increase of 11.2% from $207.9 million in 2002. Earnings per fully diluted share were $1.52 compared to $1.32 in the prior year, before an investment charge. This represents another significant achievement: 15.2% growth in earnings per share in a highly competitive environment.

Our achievements in 2003 were especially gratifying after three years of performance consolidation and a painful recession. Our success was fueled by outstanding operational execution, investments in productivity improvements, and excellent client service that drove our top line and margin growth.

The foundation of our success is built solidly on our strategic partnership philosophy. We assess each client's needs and together with our client develop and implement customized outsourcing services tailored to that client's specific requirements. In addition, our corporate culture, long-term relationships with our clients and suppliers, use of dedicated client service teams, and commitment to service excellence provide us with compelling advantages that attract clients to outsource their critical processes through StarTek.

letter to shareholders

In 2003, we broadened our service offerings in response to the growing needs of our clients. We capitalized on market opportunities, such as the recently mandated FCC requirement for wireless local number portability (WLNP). Our new WLNP service expanded our revenues with existing clients, attracted new clients, and diversified our revenue stream.

Looking ahead, we believe there are substantial opportunities for StarTek to cross-sell a wide spectrum of business process management services to existing and future clients by capitalizing on the growing trend toward outsourcing. We will focus on potential new clients in industries that could benefit from our expertise in developing and delivering integrated, cost-effective new services.

At the end of 2003, we had over 5,900 full-time equivalent employees worldwide, working in StarTek facilities in three countries. We recognize that our employees are our company's most important asset, and we would like to thank them for their hard work in making 2003 a record year. Together we look forward to delivering even better results in the years ahead.

Sincerely,



Emmet Stephenson

A. Emmet Stephenson, Jr.
Chairman of the Board



Bill Meade

William E. Meade, Jr.
President and Chief Executive Officer

financial snapshot

2003 Revenue - $231.2 million



50
100
150
200
250
2003
$231.2
02
01
00
99
98

2003 Net Income - $22.2 million



10
15
20
25
2003
$22.2
02
01
00
99
98

2003 Earnings Per Share - $1.52



.40
.60
.80
1.00
1.20
1.40
1.60
2003
$1.52
02
01
00
99
98

The company recognized investment impairments in 2001 and 2002. The outlined area represents the reduction in net income relating to the impairment losses.

Breaking Away 2003



Our business process management services include high-end inbound technical support and customer care teleservices, wireless telephone activations, receivables management, and provisioning management for telecommunications companies. Our supply chain management services include packaging, fulfillment, marketing support and logistics services.

Our Company

StarTek is a leading global provider of business process outsourcing services offering clients two lines of services:

- **Business Process Management Services**
- **Supply Chain Management Services**

StarTek opened four new facilities in 2003, giving us seven sites in Colorado, five in Canada, and one each in Illinois, Louisiana, Oklahoma, Tennessee, Texas, and Wyoming. International services are performed from two facilities in the United Kingdom.

All of our growth was achieved organically by developing existing customers and adding new customers, rather than through mergers or acquisitions.

company overview

Why does an elite list of clients trust their business and most-valued customers to StarTek?

StarTek provides outsourced services to some of the most renowned telecommunications, software, and high-end consumer products companies in the world.

Typically, our clients have complex and evolving product offerings with large customer bases that require sophisticated customer interaction. These companies are undergoing rapid technological changes and rising customer expectations for value-added services, making it increasingly expensive for them to maintain in-house contact center capabilities on a cost-effective basis. Consequently, they have decided to focus their resources on core competencies and engage outsourcing specialists such as StarTek to perform non-core functions and services.

Utilizing StarTek's outsourced services has provided our clients with four business advantages. It allows our clients to focus on their primary business, reduce overhead, replace fixed costs with variable costs, and reduce their working capital needs.

service offerings

Customer Care

StarTek specializes in providing multi-lingual customer care for inbound account inquiries, billing support, and service activations.

For an international wireless telecommunications company, we handle in excess of 16,000,000 customer care contacts annually. We manage over 4,500,000 consumer cell phone activations each year, and we process order activation services for a national cable TV company.

Technical and Product Support

Technical support requires greater depth in product and service knowledge as well as skill in up-selling and cross-selling clients' offerings on inbound calls. Our agents can provide product troubleshooting, usage support, and installation support.

For example, we help a cable TV service provider optimize its customer technical support experience with our problem solving knowledge databases, up-selling and cross-selling cable packages, and scheduling field dispatch services for their on-site technicians.

Recent studies show that the quality of technical support is more important to customer satisfaction than the quality of the actual product.

When something goes wrong, customers need help immediately. Successful service recovery, more than any other interaction, enhances customer loyalty and satisfaction. Frustration created by busy signals, long hold times, and incompetent staff is devastating to customer relationship management. StarTek's focus goes far beyond quickly and effectively resolving technical difficulties for customers. Our goal is to increase the customers' use and comfort level with our clients' products and services.

Examples of StarTek's technical and product support include troubleshooting for printed materials for an international publisher and for mobile phone products for a major international telecommunications company.

Even more sophisticated services are required in escalation support services, complex warranty calls and maintenance support, and service dispatch management. When needed, a clients' customer can be escalated to our team of technical experts who are, in effect, the last resort before products need to be returned to the manufacturer.

As an example, we provided usage and troubleshooting support for a range of elite digital imaging devices manufactured for both consumers and commercial customers.

Industry sources estimate that the worldwide customer care services market will grow from approximately $38.1 billion in 2002 to $68.2 billion in 2007.

Complex Process Management

StarTek offers the client a complex process engine that captures all the scalable elements of the service to be outsourced. Incorporated in the process are the essential inputs, outputs, and working rules, composing a service which has a delivery cycle ranging from hours to days.

The service likely requires coordination of numerous steps among multiple parties and demands precision execution with a high degree of accuracy. Complex process management has the following critical and disaggregated components:

Order Management

- Order/case receipt and confirmation
- Technical data gathering to ensure order completeness and accuracy
- Service order requests to third parties
- Order/case tracking and order exception resolution
- Customer status reports
- Service delivery scheduling
- Customer follow-up

Process Management

- Order management
- Previous vendor validation and response
- Reject management: order exception resolution
- Troubleshooting
- Customer status reports
- Compliance and program analysis

Provisioning Management

An international telecommunications company utilizes StarTek's provisioning management services to implement, change, and disconnect nodes on their customers' voice and data networks. We manage the implementation from the point of order specification to provisioning and installation, through testing and turn-up, and to final customer follow-up.

Wireless Number Portability

StarTek created a strategic wireless number portability porting service for two major wireless service providers by creating a process which was faster and more effective than their existing internal functions. This new service enables wireless and wireline customers to port their phone number to another wireless carrier.

Receivables Management

StarTek's receivables management service is a soft, inbound service designed for first party clients that want to improve cash flow by reducing net bad debt and write-offs. We act on the client's behalf to help otherwise good customers pay their bills on time. The inbound service is transparent to our clients' customers and is customized to meet out client's needs. Calls are received directly from the end customer or routed from the client through an interactive voice response system. While our clients often handle calls internally as well, we supplement their programs by negotiating payment from a variety of account types.

StarTek provides simple and complex packaging and fulfillment services that can be customized for specific client needs. Our assembly and fulfillment operations feature significant flexibility and scalability, enabling StarTek to assemble and distribute various types of products including direct mailers, packaged products, and point-of-purchase displays.

SCMS

Supply Chain Management Services

StarTek provides simple and complex packaging and fulfillment services that can be customized for specific client needs. Our assembly and fulfillment operations feature significant flexibility and scalability, enabling StarTek to assemble and distribute various types of products including direct mailers, packaged products, and point-of-purchase displays. We also provide sales and marketing materials support services across various market channels.

Packaging and Fulfillment Services

- Custom assembly and packaging of multiple component kits
- Innovative packaging designs for manufacturing and assembly
- High and low volume manual and automated packaging
- Packaging capabilities, including:
    - UV clamshell sealing
    - Shrink wrap
    - Automated media pack-out for jewel case
    - Automated Amaray DVD insertion and overwrap
- Point-of-purchase displays for mass merchant and retail channels

Sales and Marketing Materials Services

- Total end-to-end management of direct mail and materials fulfillment programs
- Campaign and event management
- Artwork and list management
- Printing management: warranties, registration cards, booklets, and brochures

competitive advantages

What Makes StarTek Different?

How does StarTek differentiate itself? Several ways. We have aligned our skill sets and processes with our clients' competencies to become their strategic partners. Our aim is to optimize customer interactions, specifically to increase the revenue potential of each touch, reduce cost per contact, and maintain or exceed service levels. We achieve this goal through our customer-centric corporate culture, unsurpassed operational excellence, and dedicated client account leaders. These differentiators are central to the cost-effective results that we provide for our clients.

Customer-Centric Corporate Culture

StarTek is passionate about our commitment to our clients' success. We are dedicated to creating and maintaining a mutually satisfying long-term client relationship. Our corporate culture is service-based and unusually flexible in responding to our clients' needs. We continuously seek to understand the voices of our clients and their customers by meeting and exceeding the expectations of both.

How is this customer-centricity expressed? Through a strategic partnership philosophy, we assess each of our client's needs, and together with our clients develop and implement customized outsourced solutions. StarTek does not believe in using an off-the-shelf approach to outsourced services. Due to our financial strength, we have the flexibility to commit capital to client programs, whether that involves building a new facility or installing new IT infrastructure to meet a specific requirement.

Unsurpassed Operational Excellence

Before StarTek can achieve service excellence for an individual client, we must first understand what excellence means to that client. Together, clients and StarTek define the precise criteria for the delivery of performance excellence. Expectations are carefully developed, quantified, and agreed upon. Continual monitoring of performance against a quantified standard is ongoing. Thus, our clients can measure performance against quantitative benchmarks.

StarTek has developed a quality assurance system and customized employee training process that offers high levels of measured quality, on a transparent basis, to resolve problems with a professional and courteous attitude during the initial call. Each new service representative receives several weeks of training from certified StarTek trainers. The course includes in depth classroom training, intensive call simulation, and Academy Bay, a "nesting" program where agents handle real client calls under continuous supervision.

Our resource planning program is so precise that we can staff programs and commit contractually to forecasted service level demands, typically at half-hour intervals or better, an ability that few outsourcers have.

These capabilities, in combination, allow us to meet and exceed service level agreements and to provide quantifiable measures of:

- High customer satisfaction levels
- Exceptional internal resource planning
- Proven speed of program implementation

Following are three examples of successful customized programs:

Complex Process Management: We created an innovative service offering for an international telecommunications company that lowered cost per transaction. We currently handle about 840,000 business orders and contact 2.9 million customers per year for this client.

Wireless Local Number Portability: We created a strategic portability solution for two national wireless carriers that improved their service, increased their efficiency and met the critical FCC-mandated timeline.

Our aim is to optimize customer interactions, specifically to increase the revenue potential of each touch, reduce cost per contact, and maintain or exceed service levels.

Receivables Management: We launched a customized receivable management program for a wireless carrier that improved service levels and boosted recovery rates. StarTek currently interfaces with 7.4 million customers and collects over $600 million annually for this client.

Dedicated Client Account Leaders

Service excellence drives the performance of StarTek's account leaders. Each account is assigned a dedicated team of experienced business professionals with many years of relationship management and industry knowledge in the verticals in which they are involved.

Using a consultative approach, the dedicated account leaders act as client advocates committed to earning client trust through open, constructive, and ongoing communications. Our client feedback systems include frequent performance and business reviews and easy-to-use communications platforms to measure goal achievement.

StarTek invests significant resources to understand a client's processes, culture, decision parameters, and goals in order to deliver customized solutions. Partnership with a client goes beyond traditional relationships to high levels of strategic thinking and thought leadership. This anticipatory and preemptive process focuses attention, not just on the present solution, but also on the future needs of the client's businesses. This unique perspective enables StarTek to get the job done better, faster, and at a competitive price.

Cost-Effective Results - High Levels of Client Satisfaction

In a highly customized approach to services excellence, StarTek matches resources and operational expertise to client needs. We tailor operations, materials, and employee resources to provide cost-effective results. Clients typically have critical market support requirements, and it is common for StarTek to reduce cycle time by weeks as well as cut client time to market. For many of our clients, we have reduced expenses by 30% to 40%.

Our performance levels are consistent and can be measured across service platforms. For example, in 2003, StarTek has received the following client ratings:

- Highest customer satisfaction scores for a major wireless and a wireline carrier

- Consistent ratings in top decile for overall satisfaction, satisfaction versus competitors, and willingness to partner

- Highest quality scores for two major wireless carriers:
    - 10% above outsourcing competitors and internal facilities
    - 93% data accuracy on all new activations

- Best cycle time/on-time performance and overall service level for an international wireline carrier:
    - Improved cycle time by 20% in past year

Our resource planning program is so precise that we can staff programs and commit contractually to forecasted service level demands typically at half-hour intervals or better.



Of customers that switch providers, 40% are likely to do so for service reasons, only 8% for product reasons. The net present value of profits from a customer increases exponentially over time. This is why operational excellence and dedicated account management teams are the foundation of StarTek's service offerings.

Our employees handle approximately 16 million customer care contacts annually for an international telecommunications company.

case studies

Business Process Management Services: Service Excellence in Inbound Customer Care

The following is an excerpt from a recent quality report for a wireless telecommunications provider. This client measures quality via a third-party survey within 48 hours of their customer's most recent call. The survey gathers information on how the contact is handled from the customer's point of view. Results are reported in two dimensions - "Excellence" and "Defects" and compared to benchmarks based on competitor's performance.

StarTek consistently exceeds excellence standards quarter after quarter



Excellence
2003
%
84.5
84.0
83.5
83.0
82.5
82.0
81.5
81.0
80.5
80.0
Q1
Q2
Q3
Q4
Target
Actual

StarTek is well below defect objectives quarter after quarter



Defects
2003
%
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Q1
Q2
Q3
Q4
Target
Actual

Another significant quality measurement is one-call resolution. This calculates the percentage of customer issues that are resolved in one call. StarTek's current one-call resolution rating is 109% of the benchmark



One-Call
Resolution
%
56.0
55.0
54.0
53.0
52.0
51.0
50.0
51.4
56.1
Target
Actual

Supply Chain Management Services: Single-Source Manager for Large Direct Mail Campaign

The Challenge: An international technology leader released a new edition of its world-renowned software and wanted to do a multi-touch direct mail program to 19.3 million data records in 60 days, coupled with segmentation testing and concurrent direct mailings.

The Problem: The software giant did not have the internal resources to handle three simultaneous programs.

The Solution: StarTek acted as the single-source manager for the direct mail campaigns. StarTek's program included:

- Replication of CDs
- Printing offer letter and cover graphic
- Developing a postal optimization program for fastest in-home delivery
- Assembling and packaging all components parts into DVD Amaray cases

The Results: StarTek assembled and packaged 10 million kits and distributed over 9 million postcards and direct mailers in 60 days. The launch of the client's new software release was a major success.

Our aim is to optimize customer interactions, specifically to increase the revenue potential of each touch, reduce cost per contact, and maintain or exceed service levels.

financial highlights

Dollars in thousands, except per share data

Year Ended December 31,	2000	2001*	2002**	2003
Income Statement Summary:				
Revenue	$200,750	$182,576	$207,864	$231,189
Operating profit	26,171	19,016	28,297	31,299
Net income	19,420	4,871	15,166	22,198
Earnings per share				
Basic	$ 1.39	$ 0.35	$ 1.07	$ 1.56
Diluted	$ 1.36	$ 0.34	$ 1.05	$ 1.52
Depreciation and amortization expense	$5,482	$6,898	$9,220	$10,045
Capital expenditures, net	$8,625	$19,008	$5,839	$23,736
Approximate number of full-time equivalent employees	2,574	4,225	4,800	5,942
Selected Balance Sheet Items:				
Total assets	$122,283	$129,153	$140,421	$153,607
Long-term debt, net of current portion	5,505	8,201	4,261	78
Stockholders' equity	$91,964	$95,609	$114,594	$133,000
Long-term debt to total assets	4.50%	6.35%	3.03%	0.05%
Book value per basic share	$6.55	$6.80	$8.10	$9.34
Cash and investments per basic share	$3.92	$3.56	$4.04	$3.35
Weighted average shares outstanding (basic)	14,016,851	14,053,484	14,140,765	14,243,273
Weighted average shares outstanding (diluted)	14,279,409	14,168,044	14,385,389	14,623,066

*In 2001, these results include the loss on impaired investments of $15.5 million or $0.68 per diluted earnings per share.

**In 2002, these results include the loss on impaired investments of $6.2 million or $0.27 per diluted earnings per share.

performance charts



240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
141.0
205.2
200.8
182.6
207.9
231.2
2003
98
99
00
01
02

Revenue - dollars in millions



1.6
1.4
1.2
1.0
.8
.6
.4
.2
0.62
0.92
1.36
*
1.02
0.34
*
1.32
1.05
1.52
2003
98
99
00
01
02

Earnings Per Share



24.0
21.0
18.0
15.0
12.0
9.0
6.0
3.0
8.5
13.0
19.4
*
14.4
4.9
*
19.0
15.2
22.2
2003
98
99
00
01
02

Net Income - dollars in millions



160.0
145.0
130.0
115.0
100.0
85.0
70.0
55.0
80.2
101.4
122.3
129.2
140.4
153.6
2003
98
99
00
01
02

Total Assets - dollars in millions

*The company recognized investment impairments in 2001 and 2002. The lighter area represents the reduction in net income or earnings per share relating to the impairment losses.

Market Price of Common Stock

	2000		2001		2002		2003	
	High	Low	High	Low	High	Low	High	Low
First Quarter	76.00	28.63	19.98	11.45	24.95	16.10	30.91	21.51
Second Quarter	79.25	44.19	23.00	13.08	27.20	21.46	28.85	22.60
Third Quarter	52.75	28.88	27.00	15.55	26.76	20.90	37.10	25.67
Fourth Quarter	31.50	11.75	19.99	14.80	28.00	20.25	42.80	31.55

report of independent auditors on condensed consolidated financial statements

The Board of Directors and Stockholders
StarTek, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the condensed consolidated balance sheets of StarTek, Inc. and subsidiaries at December 31, 2003, 2002, 2001 and 2000 and the related condensed consolidated statements of operations, stockholders' equity, and cash flows for each of the four years in the period ended December 31, 2003 (not presented separately herein) and in our report dated February 24, 2004, we expressed an unqualified opinion on those condensed consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Denver, Colorado
February 24, 2004

StarTek, Inc. and Subsidiaries

condensed consolidated statements of operations

Dollars in thousands, except per share data

Year Ended December 31,	2000	2001	2002	2003
Revenue	$200,750	$182,576	$207,864	$231,189
Cost of services	153,629	137,622	157,005	171,401
Gross profit	47,121	44,954	50,859	59,788
Selling, general and				
administrative expenses	20,950	25,938	22,562	28,489
Operating profit	26,171	19,016	28,297	31,299
Net interest income and other	4,655	4,318	1,986	4,048
Loss on impaired investments	--	(15,452)	(6,210)	--
Income before income taxes	30,826	7,882	24,073	35,347
Income tax expense	11,406	3,011	8,907	13,149
Net income (A)	$19,420	$4,871	$15,166	$22,198
Weighted average shares of				
common stock (B)	14,016,851	14,053,484	14,140,765	14,243,273
Dilutive effect of stock options	262,558	114,560	244,624	379,793
Common stock and common				
stock quivalents (C):	14,279,409	14,168,044	14,385,389	14,623,066
Earnings per share:				
Basic (A/B)	$1.39	$0.35	$1.07	$1.56
Diluted (A/C)	$1.36	$0.34	$1.05	$1.52

StarTek, Inc. and Subsidiaries

condensed consolidated balance sheets

Dollars in thousands, except per share data

Year Ended December 31,	2000	2001	2002	2003
ASSETS				
Current assets:				
Cash and cash equivalents and investments	$54,956	$50,086	$57,165	$47,767
Trade accounts receivable, net	20,399	26,185	37,232	43,388
Inventories	1,946	2,614	1,463	1,720
Other current assets	2,644	4,668	5,593	3,962
Total current assets	79,945	83,553	101,453	96,837
Property, plant and equipment, net	29,891	42,017	38,797	54,563
Long-term deferred tax assets	--	3,533	110	1,743
Investment in, and notes from, affiliate & other	12,447	50	61	464
Total assets	$122,283	$129,153	$140,421	$153,607
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$14,337	$18,335	$18,391	$19,227
Other current liabilities	9,462	6,089	2,683	384
Total current liabilities	23,799	24,424	21,074	19,611
Long-term debt, less current portion	5,505	8,201	4,261	78
Other	1,015	919	492	918
Stockholders' equity	91,964	95,609	114,594	133,000
Total liabilities and stockholders' equity	$122,283	$129,153	$140,421	$153,607

StarTek, Inc. and Subsidiaries

condensed consolidated statements of cash flows

Dollars in thousands, except per share data

Year Ended December 31,	2000	2001	2002	2003
Net income	$19,420	$4,871	$15,166	$22,198
Adjustments to net income, primarily net purchases of trading securities, changes in net operating assets, depreciation and amortization, and taxes	(8,368)	20,997	5,975	5,209
Net cash provided by operating activities	11,052	25,868	21,141	27,407
Net cash used in investing activities	(5,292)	(34,465)	(18,962)	(19,564)
Net cash provided by financing activities	4,777	1,128	(3,739)	(14,881)
Effect of exchange rate changes on cash	63	(792)	421	(150)
Net (decrease) increase in cash and cash equivalents	10,600	(8,261)	(1,139)	(7,188)
Cash and cash equivalents at beginning of year	11,943	22,543	14,282	13,143
Cash and cash equivalents at end of year	$ 22,543	$14,282	$13,143	$5,955

awards and recognition

- **Forbes Magazine**
  Best 200 Small Companies for 2003
- **Business 2.0 Magazine**
  Time-Life Publishers – Fastest Growing 100 Tech Companies. October 2003
- **Denver Business Journal**
  Colorado's Top 100 Public Companies
  Published October 20, 2003
- **Deloitte & Touche**
  Colorado Technology Fast 50.
  Presented October 5, 2003, 2002, 2001, 2000
- **Customer Interaction Solutions**
  Top 50 Teleservices Agencies
  Presented May 2003
- **Laramie Area Chamber of Commerce**
  Corporate Community Service Award
  Presented January 22, 2003
- **Cornwall Chamber of Commerce**
  2002 Business of the Year.
  Presented February 22, 2003
- **Forbes Magazine**
  Best Small Companies for 2002.
  Published October 10, 2002
- **Business Week Magazine**
  100 Best Small Companies.
  Published May 29, 2000
- **Fortune Magazine**
  100 Fastest-Growing Companies.
  Published September 4, 2000
- **Inc. Magazine Hall of Fame.**
  Presented May 21, 1994
  (awarded to companies listed in Inc. 500 Fastest Growing Companies for 5 consecutive years)
- **Denver Business Journal**
  Colorado's Top 100 Public Companies.
  Published October 20, 2000
- **Texas Workforce**
  Distinguished Employers of the Year 2000. Presented September 11, 2000
- **Denver Post**
  Top 100 Colorado Companies.
  Published August 13, 2000

operational excellence

We have reduced expenses for many of our clients by 30% to 40%

At the end of 2003, we had over 5,900 full-time equivalent employees worldwide, working in StarTek facilities in three countries.


E22
E22
E22
E22
E22
KA·22
US·172
KA·88

officers and directors

A. Emmet Stephenson, Jr.
Chairman of the Board and Director
StarTek, Inc.
President
Stephenson and Company

William E. Meade, Jr.
President, Chief Executive Officer
and Director
StarTek, Inc.

Lance Zingale
Executive Vice President
Chief Operating Officer
StarTek, Inc.

Eugene L. McKenzie, Jr.
Executive Vice President
Chief Financial Officer
Secretary and Treasurer
StarTek, Inc.

E. Preston Sumner, Jr.
Executive Vice President
StarTek Advantage Systems
StarTek, Inc.

Hank Brown
Director
StarTek, Inc.
President and Chief Executive Officer
The Daniels Fund

Michael W. Morgan
Vice Chairman of the Board
and Director
StarTek, Inc.

Michael S. Shannon
Director
StarTek, Inc.
President, Chief Executive Officer
KSL Recreation Corporation

Ed Zschau
Director
StarTek, Inc.
Visiting Lecturer
Princeton University

stockholders' information

Headquarters
StarTek, Inc.
100 Garfield Street
Denver, Colorado 80206
Telephone: (303) 399-2400

Internet Address
startek.com

Auditors
Ernst & Young LLP
Denver, Colorado

Transfer Agent
UMB Bank
P.O. Box 410064
Kansas City, Missouri 64141-0064

Stock Listing
Symbol: SRT
New York Stock Exchange
Chicago Stock Exchange
Pacific Exchange
Boston Stock Exchange
Philadelphia Stock Exchange
Berlin Stock Exchange in Germany

Proxy Statement and Form 10-K
In an effort to provide stockholders with more effective financial communication, StarTek has provided selected financial data in the summary annual report.

Complete Consolidated Financial Statements (including unaudited quarterly data), Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosure about Market Risk and our Dividend Policy can be found in the accompanying Proxy Statement or in the Form 10-K, which is available (without exhibits) without charge upon request to the office of the Chairman at (303) 399-2400.



SRT
LISTED
NYSE

StarTek, Inc.

[illegible] Garfield Street

Denver, Colorado 80206

[illegible] 399-2400

www.startek.com